

Why USA Financial Group, Inc.
A Nevada Corporation

April 20, 2009

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attention: Daniel L. Gordon, Branch Manager,
               Eric C. McPhee, Staff Accountant

Re: WHY USA Financial Group, Inc.
    Form 10-KSB for the Fiscal Year Ended December 31, 2007
    Filed May 6, 2008
    File No. 000-30601

Dear Mr. Gordon:

This letter is in response to your letter dated January 9, 2009 regarding the above subject matter. As requested, this letter keys our responses to the comments set forth in your letter. For ease of reference, we have included the Staff's comments in bold below.

Form 10-Q for the quarterly period ending September 30, 2008
Note 1. Impairment of Long-Lived Assets, Page 7

1. **We have reviewed your response to our prior comment 1, and while we note that you did not believe goodwill was further impaired during 2008 prior to September 30, it does appear that significant change in the business climate during the year should have caused goodwill to be tested for impairment between annual tests, in accordance with paragraph 28 of SFAS 142. Please tell us whether or not you have tested goodwill for impairment during the quarter ended December 31, 2008, and if so, whether or not any impairment was recognized. Additionally, you note in your response that the mortgage brokerage reporting unit includes your corporate headquarters building. Please tell us how you determined it was appropriate to include these corporate assets in your mortgage brokerage reporting unit for impairment testing.**

Response: WHY USA Financial Group, Inc. (the Company) and its management team believe even though the real estate and mortgage brokerage businesses have suffered during these economic times the Company's basis for testing the underlying assets at the reporting unit (mortgage brokerage) has stayed the same for periods presented (since 2004); the Company annually obtains an appraisal of the property being held which consistently exceeds the carrying value of the asset sufficiently as to not warrant such triggering events as noted in paragraph 28 of FAS 142 (see our response to question #2). Management obtained an independent third party appraisal during March 2008 for the fiscal year ended December 31, 2007, for which we believed no material changes occurred through subsequent quarters including the quarter ended September 30, 2008. Management received a new independent third party appraisal during February 2009 for the fiscal year ended December 31, 2008 and the Company recognized an impairment charge of approximately $56,000.

The following is an excerpt from our analysis and year-end accountant work papers in reaching management's conclusion:

> Per FAS 142, paragraph 21, "an entity shall allocate fair value of its reporting unit to all of the assets and liabilities of that unit as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the price paid to acquire the reporting unit." Discover Mortgage Corporation has (but) one building on its books for which WHY USA Financial Group, Inc. (the Company) (and management) has considered selling in the past (two years). Per the "Broker Opinion of Value Report" obtained, the Company could anticipate a total sales price for the building ranging from $1.177 - $1.672 million. Therefore, if management were to sell the business unit, the sales price would include the potential gains to be received from the building, which ranges from ~ $0.73 -$1.22 million.
>
> The "Broker Opinion of Value Report" (the report) was performed by Anna Murray, VP of Results Real Estate, Inc. Their report was issued on January 27, 2009, based on a physical inspection of the site which occurred on December 7, 2008. Per the report, the estimated fair market value of the property as of January 27, 2009 was within a value range of ~ $1,177,000 - $1,672,000. As the property appraised for $1,250,000 as of September 27, 2007, and this appraisal was used for PY's (prior year's) goodwill impairment analysis, management deems it appropriate and necessary to use the lower end of the range ~$1,177,000, for purposes of CY's (current year's) goodwill impairment analysis, given the state of the U.S. real estate market.
>
> Furthermore, as part of FAS 142, step 2 states that if FMV (fair market value) of the reporting unit does not exceed its BV (book value), then a cash flow analysis is required to be prepared and analyzed in order to come to a "final" determination as to whether goodwill has been impaired for the reporting unit. Management deems step 2 as unessential, as we will rely on the "BOP Report" (report) in order to justify FV (fair value) under FAS 142. The broker is an independent third party, not affiliated with the Company, and in excess of 10+ years of experience in real estate and valuation appraisals, therefore management believes that relying on the "BOP Report" is warranted in justifying FV.
>
> Conclusion: FMV (estimated) as determined by the report, requires that in order for the goodwill to be impaired the Company would be forced to sell the building for less than $1,177,000, which is unlikely. Thus, PKF concludes that goodwill appears to be impaired by $55,787 according to the analysis.

After the Company purchased TCS Mortgage, Inc. (TCS) (wholly owned subsidiary however parent corporation for the mortgage brokerage reporting unit) in December 2004, it contributed Discover Mortgage Corporation (Discover) to TCS as a wholly owned subsidiary. The purpose was: 1) Discover performed similar activities and was in a similar business as TCS – mortgage brokerage services; 2) that by adding the Discover assets, TCS was able to meet the Housing and Urban Development's (HUD) Net Capital requirements for it to operate as a licensed FHA Loan/HUD correspondent mortgage lender. The Company believes that by meeting the HUD Net Capital requirements, TCS and Discover could sustain their operations and reduce each stand-alone entity's Net Capital requirements (each company [one for TCS and one for Discovery] would require $63,000 in net worth for each respective home office plus an additional $25,000 in net worth for each branch office that it operated [at the time TCS had two branches and Discover had one branch] – by combining the mortgage brokerage entities there is only one home office and two branch offices for Net Capital requirements). Additionally, the Company's corporate offices for mailing and reporting purposes are still located in Minnesota (as they have been since before 2004); however, the chief decision makers and support staff are located in San Diego and elsewhere. The Company views the building which houses Discover and its operations, as a building it owns and an asset, and its true corporate office as a "virtual office," rather than a physical place for its corporate function albeit listed on the Company's filings as such.

The Company and its management believe that recording the building as an asset held within the mortgage brokerage reporting unit is proper and appropriate in its classification, as well as any impairment charges to be recorded within the 4th quarter as appropriate; management further believes that to record ¼ of the determined valuation change due to appraisal changes which may affect impairment analysis is misleading to the financial statement reader as the Company had no triggering events requiring such analyses (nor quarterly independent third party appraisal needs).

2. **Please tell us, and in future filings please disclose, the following information related to your goodwill testing:**
   - **The reporting unit level at which you test goodwill for impairment and your basis for that determination.**
   - **Each of the valuation methodologies used to value goodwill (if multiple approaches are used), including sufficient information to enable a reader to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful for the company in preparing the goodwill impairment analyses.**
   - **How you weighted each of the methods used including the basis for that weighting (if multiple approaches are used).**
   - **A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes.**
   - **How the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.**
   - **Your historical success with meeting the projections used in your impairment testing models.**

Response: The Company and management have determined that the reporting unit level at which we test goodwill impairment is at the subsidiary level. For these purposes it is tested by TCS Mortgage, Inc. and its consolidated subsidiaries. This has been determined due to the fact that each one of the component units within TCS is aggregated as two or more components of TCS's operating segment and has similar economic characteristics, and that these components should be aggregated and deemed a single reporting unit for financial statement purposes. The Company considered the following list of factors, when it assessed which reporting unit was responsible for evaluating the goodwill impairment test:

3

- Long-term financial performance indicators such as expected long-term average gross margins and sales trends

- The nature of the products and services

- The type or class of customer for their products and services

- The methods used to distribute their products or provide their services

- The manner in which an entity operates its business and the nature of those operations, and

- The extent to which the component businesses share assets and other resources

In the Company's future filings we will disclose the following information pertaining to our goodwill testing as evidenced by our inclusion of the following modified disclosure relative to Long-lived Assets:

Impairment of Goodwill

Goodwill represents the excess purchase price of net tangible and intangible assets acquired in business combinations over their estimated fair value. Goodwill is allocated to the Company's segments based on the nature of the product line of the acquired entity. In accordance with Statement of Financial Accounting Standards No. 141, "Business Combinations" (SFAS 141) and Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS 142), goodwill is tested for impairment on an annual basis and earlier if there is an indicator of impairment. Furthermore, SFAS 142 requires purchased intangible assets other than goodwill to be amortized over their useful lives unless these lives are determined to be indefinite.

The Company performs its goodwill impairment tests annually during the fourth quarter of its fiscal year and earlier if an event or circumstance indicates that impairment has occurred. During the years ended December 31, 2008 and 2007, we determined that it was necessary to evaluate goodwill for impairment between annual tests, in accordance with SFAS 142. The evaluation between annual testing dates was due to the deteriorating conditions in certain housing markets and the significant reduction in loans being funded during those years. The process of evaluating goodwill for impairment involves the determination of the fair value of our reporting units. Inherent in such fair value determinations are certain judgments and estimates relating to future cash flows, including our interpretation of current economic indicators and market valuations, and assumptions about our strategic plans with regard to our operations. Due to the uncertainties associated with such estimates, actual results could differ from such estimates. Goodwill associated with our reporting unit is determined by that fair value of the building owned by the reporting unit. We estimate the fair value of the building by obtaining an appraisal each year which occurs during the winter months (which corresponded to our refinancing in 2007). This appraisal provides management with a realistic fair value during a period which activities for like-kind property sales are at its lowest. In addition the Company utilized a combination of valuation methods including a discounted cash flow analysis and the guideline companies' method to estimate the fair value of the reporting unit. Based on this analysis, the Company determined that impairment did exist, and as a result, an impairment charge was recorded during the year which coincided with the 4th quarter of 2007 and 2008, respectively.

Goodwill is attributable to the acquisition of Discover. The Company in connection with the acquisition of Discover recorded goodwill of $1,016,570. The Company recorded impairment losses of $55,787 and $32,787 for the years ended December 31, 2008 and 2007, respectively, to reflect goodwill impairment on the acquisition of Discover.

As of December 31, 2008, goodwill associated with the Discover acquisition is recorded at $729,028.

In connection with this response, the Company acknowledges that we are responsible for the adequacy and accuracy of the disclosure in the filings, Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would appreciate the opportunity to discuss any additional questions or concerns you have with respect to our responses. Please feel free to contact me at (952) 270-7910.

Sincerely,



James B. Kylstad,
Chief Executive Officer